February 6, 2008

Mail Stop 6010

*By U.S. Mail and facsimile (207) 775-8026*

Paul D. Delva
Senior Vice President, General Counsel and Secretary
Fairchild Semiconductor International, Inc.
82 Running Hill Road
M.S. 35-4E
South Portland, ME 04106

**Re:     Fairchild Semiconductor International, Inc.**
**Definitive 14A**
**Filed March 30, 2007**
**File No. 001-15181**

Dear Mr. Delva:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing.  We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

Sincerely,

Perry J. Hindin
Special Counsel